Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Trust of
Arizona (the "Trust") was held on October 22, 2008.
The holders of shares representing 83% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders
 (the resulting votes for each matter are presented below).

1. To elect Trustees.

Dollar Amount of  Votes:

Trustee		For		Withheld

Ernest Calderon	$258,089,521		$1,566,241
Thomas W. Courtney	$258,071,388		$1,584,374
Grady Gammage, Jr.	$258,035,925		$1,619,837
Diana P. Herrmann	$258,033,525		$1,622,237
John C. Lucking	$258,089,521		$1,566,241
Anne J. Mills	$257,902,657		$1,753,105


2. To act on the selection of Tait, Weller & Baker LLP as the Trust's independent registered public accounting firm.


Dollar Amount of  Votes:

For		Against	Abstain

$254,166,850	$255,694	$5,233,207